                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  PARAVANT INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.015 PER SHARE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   69937610 9
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  NINA L. DUNN
                             DRS TECHNOLOGIES, INC.
                                  5 SYLVAN WAY
                              PARSIPPANY, NJ 07054
                                 (973) 898-1500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                               JEFFREY W. TINDELL
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                               NEW YORK, NY 10036
                                 (212) 735-3000

                                OCTOBER 23, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 699376109

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DRS Technologies, Inc.

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          BK, WC, OO
--------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                             7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

            NUMBER OF                3,929,452
             SHARES        -----------------------------------------------------
          BENEFICIALLY       8.      SHARED VOTING POWER
            OWNED BY
              EACH                   None
            REPORTING      -----------------------------------------------------
             PERSON          9.      SOLE DISPOSITIVE POWER
              WITH
                                     None
                           -----------------------------------------------------
                             10.     SHARED DISPOSITIVE POWER

                                     3,929,452
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,929,452
--------------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.6%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Prince Merger Corporation
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3.        SEC USE ONLY
--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Florida
--------------------------------------------------------------------------------
                             7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

            NUMBER OF                3,929,452
             SHARES        -----------------------------------------------------
          BENEFICIALLY       8.      SHARED VOTING POWER
            OWNED BY
              EACH                   None
            REPORTING      -----------------------------------------------------
             PERSON          9.      SOLE DISPOSITIVE POWER
              WITH
                                     None
                           -----------------------------------------------------
                             10.     SHARED DISPOSITIVE POWER

                                     3,929,452
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,929,452
--------------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.6%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

            The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

ITEM 1. SECURITY AND ISSUER.

            This Statement on Schedule 13D (this "Statement") relates to the shares (the "Shares") of common stock, par value $0.015 per share, of Paravant Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 89 Headquarters Plaza North, Suite 1421, Morristown, NJ 07960.

ITEM 2. IDENTITY AND BACKGROUND.

            This Statement is filed jointly by DRS Technologies, Inc., a Delaware corporation ("Parent"), and Prince Merger Corporation, a Florida corporation ("Purchaser"). The agreement by and among Parent and Purchaser relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

            Parent's principal business address is 5 Sylvan Way, Parsippany, NJ 07054. Purchaser's principal business address is 5 Sylvan Way, Parsippany, NJ 07054.

            Parent is a leading supplier of defense electronics products and systems. Purchaser is a wholly owned subsidiary of Parent and was formed for the purpose of making a tender offer for all of the outstanding Shares of the Company

            The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Parent and Purchaser are set forth on Schedule I hereto.

            Neither Parent nor Purchaser, nor, to the best of Parent's or Purchaser's knowledge, has any of the individuals referred to in Schedule I, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the last five years.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger (both terms, as defined below), and expected to be incurred by Parent, is estimated to be approximately $92 million plus any related transaction fees and expenses. Purchaser will acquire all such funds from Parent, which intends to obtain funds from generally available corporate funds, as well as in accordance with the terms of a Credit Agreement, dated as of September 28, 2001, by and among Parent as borrower, the lenders referred to therein, Wachovia Bank, N.A. (formerly known as First Union National Bank) as administrative agent (the "Administrative Agent"), TD Securities (USA) Inc. as syndication agent and Mellon Bank, N.A. as documentation agent, as amended. Pursuant to the Credit Agreement, the lenders therein have made available to

Parent a $240,000,000 credit facility, consisting of a $100,000,000 revolving credit commitment and a $140,000,000 term loan commitment. Under the terms of the Credit Agreement, the consummation by Purchaser of the Offer and the Merger would not be permitted unless, among other things, the approval of a majority of the lenders thereunder is first obtained. On October 27, 2002, Parent entered into a Commitment Letter with the Administrative Agent and certain of its affiliates, including Wachovia Securities, Inc., pursuant to which such parties have agreed (i) to seek a waiver of, or an amendment to, the provisions in the Credit Agreement that prohibit the consummation of the Offer and the Merger by Purchaser or (ii) alternatively, to enter into a replacement credit facility which would permit the consummation of the Offer and the Merger by Purchaser.

ITEM 4. PURPOSE OF TRANSACTION.

            On October 23, 2002, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase all issued and outstanding Shares at a price of $4.75 per share, net to the seller in cash. The Merger Agreement provides that as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the merger contemplated by the Merger Agreement (the "Merger"), Purchaser will be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by Parent, Purchaser, the Company, or any wholly owned subsidiary of Parent or the Company) will be converted into the right to receive $4.75 per Share, without interest.

            In connection with the signing of the Merger Agreement, Parent and Purchaser have also entered into Tender and Voting Agreements, dated October 23, 2002 (the "Tender and Voting Agreements"), with each of Krishan K. Joshi, Vicky
M. Joshi, UES Inc., William K. Craven, Richard P. McNeight, James E. Clifford and C. Hyland Schooley (collectively, the "Shareholders"). Pursuant to the Tender and Voting Agreements attached as Exhibits 3.1 - 3.5, each Shareholder has agreed, among other things, to tender all of such Shareholder's Shares (approximately 22.6% of the Shares outstanding as of October 23, 2002) in the Offer, and to grant Parent an irrevocable proxy with respect to the voting of such Shareholder's Shares for the matters covered by the Tender and Voting Agreements. This includes voting for the Merger and against any competing transactions. The Tender and Voting Agreements provide that such agreements shall terminate immediately upon the earliest to occur of (i) the mutual consent of DRS and the respective Shareholders, (ii) the effective time of the Merger, and (iii) the date of termination of the Merger Agreement in accordance with its terms.

            The foregoing summary of certain provisions of the Merger Agreement and the Tender and Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. Copies of the Merger Agreement and of the Tender and Voting Agreements are filed as Exhibits 2 and 3.1 - 3.5, respectively, to this Statement and are incorporated herein by reference.

            Upon the consummation of the Merger, the directors of Purchaser immediately prior to the effective time of the Merger will be the directors of the Surviving

Corporation, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of the Company immediately prior to the effective time of the Merger will be the initial officers of the Surviving Corporation, until their respective successors are duly appointed.

            At the effective time of the Merger, the Articles of Incorporation of the Company will be amended and restated in their entirety to be identical to the Articles of Incorporation of the Purchaser, as in effect immediately prior to the Merger, until thereafter amended in accordance with Florida law and as provided in such Article of Incorporation; provided, however, that at the effective time of the Merger, Article I of the Articles of Incorporation of the Surviving Corporation will be amended and restated in its entirety to read as follows: "The name of the corporation is "Paravant." At the effective time of the Merger, the Bylaws of the Company will be amended and restated in their entirety to be identical to the Bylaws of the Purchaser, as in effect immediately prior to the effective time of the Merger, until thereafter amended in accordance with Florida law and as provided in such Bylaws.

            Pursuant to the terms of the Merger Agreement, promptly upon the purchase of, and payment for, a number of Shares that represents at least a majority of the then outstanding Shares on a fully diluted basis pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the board of directors of the Company as is equal to the product obtained by multiplying the total number of directors on such board (after giving effect to the directors designated by Parent pursuant to such right) by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. Notwithstanding the foregoing, if Parent's designees are appointed or elected to the Company's board of directors pursuant to the Merger Agreement, until the consummation of the Merger the Company and Parent are obligated to use reasonable efforts to have at least two (2) members of the Company's board of directors who are directors on the date hereof and who are neither officers of the Company nor designees of Parent.

            If the Merger is consummated as planned, the Company's common stock will be deregistered under the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

            Except as set forth in this Item 4, neither Parent nor Purchaser has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the Merger Agreement, they reserve the right to develop such plans).

            References to, and descriptions of, the Merger, the Merger Agreement and the Tender and Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender and Voting Agreements, respectively, included as Exhibits 2 and 3.1 through 3.5, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As of October 23, 2002, Parent and Purchaser may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 3,929,452 Shares which are subject to the Tender and Voting Agreements, which represents approximately 22.6% of the Shares (based on the number of Shares outstanding as of October 23, 2002). Parent and Purchaser expressly disclaim any beneficial ownership of any of the Shares described in Item 4 until such time as all transactions under the Merger Agreement and the Tender and Voting Agreements are consummated.

      (c) As described in Item 4 above, Parent and Purchaser entered into the Tender and Voting Agreements and Merger Agreement within the last 60 days.

      (d) Until the Shares are acquired pursuant to the Tender and Voting Agreements and the Merger Agreement, none of the persons listed in Item 1 has a right to receive dividends from, or the proceeds from the sale of the Shares.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Other than the Merger Agreement and the Tender and Voting Agreements, to the knowledge of Parent or Purchaser, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or listed on Schedule I and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      1. Joint Filing Agreement, dated as of November 1, 2002, by and among DRS Technologies, Inc. and Prince Merger Corporation.

      2. Agreement and Plan of Merger, dated October 23, 2002, by and among DRS Technologies, Prince Merger Corporation and Paravant Inc..

      3.1. Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Krishan K. Joshi, Vicky M. Joshi and UES Inc.

      3.2. Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and William R. Craven.

      3.3. Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Richard P. McNeight.

      3.4. Tender and Voting Agreement, dated as of October 2002, by and among Parent, Purchaser and James E. Clifford.

      3.5. Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and C. Hyland Schooley.

      4.1. Credit Agreement, dated as of September 28, 2001, by and among Parent as borrower, the lenders referred to therein, Wachovia Bank, N.A. (formerly known as First Union National) as administrative agent, TD Securities (USA) Inc. as syndication agent and Mellon Investor Services LLC, N.A. as documentation agent, as amended by the First Amendment on March 26, 2002, the Second Amendment on May 23, 2002 and the Third Amendment on July 15, 2002.

      4.2. Commitment Letter, dated October 27, 2002, among Parent, Wachovia Securities, Inc. and Wachovia Bank, N.A.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2002

                                     DRS TECHNOLOGIES, INC.


                                     By:      /s/ Nina L. Dunn
                                          ------------------------------
                                     Name:  Nina L. Dunn
                                     Title: Executive Vice President,
                                            General Counsel & Secretary

                                     PRINCE MERGER CORPORATION

                                     By:      /s/ Nina L. Dunn
                                          ------------------------------
                                     Name:  Nina L. Dunn
                                     Title: Executive Vice President & Secretary

                                   SCHEDULE I

            Following is a list of each executive officer and director of DRS Technologies, Inc. and Prince Merger Corporation setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DRS TECHNOLOGIES

Name                       Principal Occupation              Business Address
-------------------------  --------------------------------  ------------------------------------
Executive Officers

Mark S. Newman             Chairman of the Board,            DRS Technologies, Inc.
                           President and Chief Executive     5 Sylvan Way
                           Officer                           Parsippany, NJ 07054

Richard A. Schneider       Executive Vice President,         DRS Technologies, Inc.
                           Chief Financial Officer and       5 Sylvan Way
                           Treasurer                         Parsippany, NJ 07054

Paul G. Casner, Jr.        Executive Vice President and      DRS Technologies, Inc.
                           Chief Operating Officer           5 Sylvan Way
                                                             Parsippany, NJ 07054

Nina Laserson Dunn         Executive Vice President,         DRS Technologies, Inc.
                           General Counsel and Secretary     5 Sylvan Way
                                                             Parsippany, NJ 07054

Robert F. Mehmel           Executive Vice President,         DRS Technologies, Inc.
                           Business Operations and Strategy  5 Sylvan Way
                                                             Parsippany, NJ 07054

Directors

Ira Albom                  Senior Vice President,            630 W. Germantown Pike, Suite. 450
                           Teleflex, Inc.                    Plymouth Meeting, PA 19462

Donald C. Fraser           Director,                         8 St Mary's Street
                           Boston University Photonics       Boston, Massachusetts 02215
                           Center

William F. Heitmann        Senior Vice President and         1095 Avenue of the Americas
                           Treasurer, Verizon                New York, NY 10036

Name                       Principal Occupation              Business Address
-------------------------  --------------------------------  ------------------------------------
                           Communications, Inc.

Steven S. Honigman         Partner,                          40 West 57th Street
                           Thelen, Reid & Priest LLP         New York, NY 10019

C. Shelton James           President, C. S. James            310 East Royal Palm Road
                           Associates                        Boca Raton, Fl 33432

Mark N. Kaplan             Of Counsel,                       Four Times Square
                           Skadden, Arps, Slate, Meagher &   New York, New York 10036
                           Flom LLP

Stuart F. Platt            Chairman,                         14679 Henderson Road, NE
                           Hydro Wing Hawaii LLC             Bainbridge Island, WA 98110

Dennis J. Reimer           Director, National Memorial       P.O. Box 889
                           Institute for the Prevention of   204 North Robinson,
                           Terrorism                         Suite 1404
                                                             Oklahoma City, Oklahoma 73101

Eric J. Rosen              Managing Director,                712 5th Ave FL 40
                           Onex Investment Corp.             New York, NY 10019-4108

Mark S. Newman             Chairman of the Board,            DRS Technologies, Inc.
                           President, Chief Executive        5 Sylvan Way
                           Officer and Director of DRS       Parsippany, NJ 07054

PRINCE MERGER CORPORATION

Name                       Principal Occupation              Business Address
-------------------------  --------------------------------  ------------------------------------
Executive Officers

Mark S. Newman             Chairman of the Board,            DRS Technologies, Inc.
                           President, Chief Executive        5 Sylvan Way
                           Officer and Director, DRS         Parsippany, NJ 07054
                           Technologies, Inc.

Richard A. Schneider       Executive Vice President, Chief   DRS Technologies, Inc.
                           Financial Officer and             5 Sylvan Way
                           Treasurer, DRS Technologies,      Parsippany, NJ 07054
                           Inc.

Nina L. Dunn               Executive Vice President,         DRS Technologies, Inc.
                           General Counsel and Secretary,    5 Sylvan Way
                           DRS Technologies, Inc.            Parsippany, NJ 07054

Directors

Mark S. Newman             Chairman of the Board,            DRS Technologies, Inc.
                           President, Chief Executive        5 Sylvan Way
                           Officer and Director, DRS         Parsippany, NJ 07054
                           Technologies, Inc.

Nina L. Dunn               Executive Vice President,         DRS Technologies, Inc.
                           General Counsel and Secretary,    5 Sylvan Way
                           DRS Technologies, Inc.            Parsippany, NJ 07054

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER      DOCUMENT
------      --------

   1. Joint Filing Agreement, dated November 1, 2002, between DRS Technologies, Inc. and Prince Merger Corporation.

   2. Agreement and Plan of Merger, dated October 23, 2002, by and among DRS Technologies, Prince Merger Corporation and Paravant Inc..

   3.1 Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Krishan K. Joshi, Vicky M. Joshi and UES Inc.

   3.2 Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and William R. Craven.

   3.3 Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and Richard P. McNeight.

   3.4 Tender and Voting Agreement, dated as of October 2002, by and among Parent, Purchaser and James E. Clifford.

   3.5 Tender and Voting Agreement, dated as of October 23, 2002, by and among Parent, Purchaser and C. Hyland Schooley.

   4.1 Credit Agreement, dated as of September 28, 2001, by and among Parent as borrower, the lenders referred to therein, Wachovia Bank, N.A. (formerly known as First Union National) as administrative agent, TD Securities (USA) Inc. as syndication agent and Mellon Investor Services LLC, N.A. as documentation agent, as amended by the First Amendment on March 26, 2002, the Second Amendment on May 23, 2002 and the Third Amendment on July 15, 2002.

   4.2 Commitment Letter, dated October 27, 2002, among Parent, Wachovia Securities, Inc. and Wachovia Bank, N.A.